SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on January 25, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 30, 2006	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS
FISCAL 2006 THIRD QUARTER RESULTS

HONG KONG — January 25, 2006 — Highway Holdings Limited (Nasdaq:HIHO) today announced an almost four-fold increase in net income for its fiscal 2006 third quarter ended December 31, 2005, reflecting the initial benefits of an ongoing divestiture of two business lines and a strategic emphasis on expanding its OEM metal and electronic manufacturing services.

For the third quarter of fiscal 2006, despite a decrease in net sales, net income increased to $411,000, or $0.12 per share, from net income of $116,000, or $0.03 per diluted share, a year ago. Net sales for the same period were $6.4 million compared with $7.3 million in the fiscal third quarter last year -- reflecting the impact of the company’s previously announced strategic decision to curtail the manufacturing and marketing of clocks, watches and cameras.

“Net sales for the quarter declined as a result of the company’s strategy to eliminate loss producing operations and concentrate on the company’s core, OEM operations. While we were encouraged that OEM business for the quarter increased, the volume was not sufficient enough to offset sales previously derived from the company’s operations in clocks, watches and cameras due to the strong retrenchment activities,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

In November 2005, the company sold its “Kienzle” trademark related to the use of the name for watches and clocks for $1.16 million. In its fiscal first quarter, the company completed the sale of its rights to use the “Kienzle” trademark in all markets, other than for clocks and watches, to a German marketing organization for $1.0 million.

Net income for the fiscal 2006 third quarter was further supplemented by one-time gains relating to the sale of its “Kienzle” trademark, which were partially offset by currency exchange losses of $101,000, and the costs associated with closing the company’s operations in Germany ($546,000).

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Highway Holdings Ltd.
2-2-2

For the nine months of fiscal 2006, net income climbed 71 percent to $839,000, or $0.24 per share, from $490,000, or $0.15 per diluted share, a year earlier, mainly based on the $1.89 million extraordinary income realized from the sale of the “Kienzle” brand names for the value of $2.16 million. Net sales for the nine-month period remained essentially unchanged compared with a year earlier at $19.9 million.

Since the beginning of the current fiscal year, the company has been engaged in significant downsizing of its unprofitable clock, watch and camera operations. Due to the company’s curtailment of these unprofitable operations, a process which has been substantially completed, sales of camera, clocks and watches decreased by $2.1 million compared with the nine month period of fiscal 2005. However, the company has partially offset the loss of sales from these terminated operations with increased sales derived from its core, higher margin, metal and electronics manufacturing operations.

As a result of the initiative to curtail manufacturing and selling clocks for its own account, future sales within this particular business segment will be derived from the company’s remaining OEM clock, watch and underwater camera, long-time international customers.

Camera sales, as expected, declined to $1.3 million for the fiscal nine months - decreasing by $1.3 million from $2.6 million last year. Sales of cameras for fiscal 2006 primarily reflect contributions derived from OEM manufacturing of underwater camera products and the inventory sell-off. The company is currently in the process of completing the sale of its remaining clock, watch and camera inventories, with the expectation that it will write off any remaining inventory in the fourth quarter and commence fiscal 2007 void of legacy costs.

Sales derived from the company’s core metal and electronic operations for the nine months amounted to $17.3 million, an increase of $2.1 million, or 13.7 percent a year ago - representing 87.2 percent of total sales. Since gross margins in the company’s core operations are higher than in the discontinued operations, gross profit for the current fiscal quarter increased by $307,000, despite an $861,000 decrease in net sales for the fiscal quarter. Gross margins are further expected to increase commencing in the first quarter of fiscal 2007, subsequent to the sale of the remaining clock, watch and camera inventories -- which are being sold at prices that negatively affected gross margins during the balance of the current fiscal year.

Selling, general and administrative expenses for the fiscal third quarter decreased to $1,198,000 from $1,367,000 a year ago. The decrease in selling, general and administrative expenses was essentially attributable to the elimination of costs associated with the company’s marketing operation in Germany, which has been substantially closed and reduced to one employee. The cost savings from the down sizing of its Germany offices were partially offset by the additional costs related to the company’s recently established manufacturing operations in Heyuan, China.

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Highway Holdings Ltd.
3-3-3

As a result of the factors discussed above, the company recognized operating income of $262,000 for the fiscal third quarter ended December 31, 2005, compared with an operating loss of $169,000 during the same fiscal quarter last year.

Kohl noted that the company’s cash position strongly increased despite total dividend payments of $1.4 million during the nine months of the current fiscal year. At December 31, 2005, cash on hand reached $7.3 million, an increase of $2.3 million, compared to March 31, 2005.

The company intends to utilize a portion of its cash for machinery and equipment investments to enhance its strong competitive position and future business potential within the OEM metal, plastic and electronic sectors.

At December 31, 2005, Highway Holdings had working capital of $10.0 million compared with $9.8 million at March 31, 2005. The company’s current ratio was 2.75: 1 at December 31, 2005.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Net sales	$6,448	$7,309	19,866	19,861
Cost of sales	4,943	6,111	15,778	16,080
Gross profit	1,505	1,198	4,088	3,781
Selling, general and administrative expenses	1,198	1,367	3,934	3,634
Impairment of property, plant & equipment	45	0	45	0
Operating income (loss)	262	(169)	109	147

Non-operating expense
Interest expenses	(32)	(26)	(88)	(75)
Exchange gain/ (loss), net	(101)	308	(557)	430
Interest income	24	9	47	12
Other income	847	19	1,951	67
Total non-operating income	738	310	1,353	434

Share of loss of affiliate	0	0	0	(1)

Net income/before taxes	1,000	141	1,462	580
Income taxes	30	25	64	90
Net income before Discontinued Operations	970	116	1,398	490

Discontinued Operations
Kienzle Germany	(546)	0	(546)	0
Kienzle Balkan	(13)	0	(13)	0

Net income	$411	$116	$839	$490

Earning/per share - basic	$0.12	$0.04	$0.25	$0.15
Weighted average number of shares - basic	3,422	3,227	3,422	3,227
Earning/per share - diluted	$0.12	$0.03	$0.24	$0.15
Weighted average number of shares - diluted	3,470	3,339	3,470	3,343

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	December 31,	March 31,
	2005	2005
	(Unaudited)
Current assets
Cash and cash equivalents	$6,264	$3,948
Restricted cash	965	965
Short term investment	298	296
Accounts receivable, net of doubtful accounts	3,595	5,165
Inventories	4,007	5,062
Prepaid expenses and other current assets	617	721
Total current assets	15,746	16,157

Property, plant and equipment, net	3,055	3,473
Investment and advance in affiliate	502	2
Industrial property rights	45	468

Total assets	$19,348	$20,100

Current liabilities:
Short-term borrowings	$1,053	$1,449
Current portion of long-term debt	418	409
Accounts payable	2,911	2,846
Accrual payroll and employee benefits	380	331
Accrued mould charges	203	208
Other liabilities and accrued expenses	595	945
Income tax payable	158	119
Total current liabilities	5,718	6,307

Long-term debt	503	558
Deferred income taxes	174	174
Minority interest	0	3

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	35	33
Additional paid-in capital	10,051	9,820
Retained earnings	2,927	3,480
Accumulated other comprehensive income	(7)	(222)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	12,953	13,058

Total liabilities and shareholders’ equity	$19,348	$20,100